Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	      COMPUTATION OF EARNINGS PER COMMON SHARE

                             THREE MONTHS ENDED        SIX MONTHS
                                 MARCH 31,              MARCH 31,
                             2002        2001        2002      2001

Net income              $12,318,000  12,616,000  28,562,000 23,445,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share      28,351,700  27,899,276  28,298,152 27,881,582

Shares issuable under
 stock options which are
 potentially dilutive       585,654     620,252     587,026    595,134

Shares used for diluted
 earnings per share      28,937,354  28,519,528  28,885,178 28,476,716

Basic earnings per
 common share                 $ .43         .45        1.01        .84

Diluted earnings
 per common share             $ .43         .44         .99        .82






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